INCORDEX CORP.

6 Rosemary Way,

Nuneaton, United Kingdom CV10 7ST

+44-203-99-11-252

December 16, 2020

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Incordex Corp. Registration Statement on Form S-1 Filed September 4, 2020 File No. 333-248609

Dear Mr. Anderegg,

Incordex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 1, 2020 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 4, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Because our web site platform will not patent protected..., page 9

1. You state that your website platform "allows personal trainers to be connected with customers around the world." Please explain the relevance of this statement.

RESPONSE: We have clarified the statement to explain its meaning.

Dilution, page 16

2. Please revise the discussion and table to begin with your historical net tangible book value per share. You should then include a line item attributable to the pro forma adjustments to arrive at pro forma net tangible book value per share. Refer to Item 506 of Regulation S- K.

RESPONSE: We have revised the discussion and table in the dilution section.

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Description of Business, page 20

3. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

RESPONSE: We do not believe that Incordex Corp. is a “shell company” as defined in Securities Act Rule 405, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Incordex Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Incordex Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Incordex Corp. is currently developing its web platform. Additionally, we have started to negotiate agreements with potential customers. Moreover, we spent our funds for assets which help us in our business activity according to our plan of operations. We also have purchased a domain and hosting for our web platform: https://letteryou.co.uk. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

4. We note that you plan to employ freelancers to provide your handwriting services. Please augment your discussion to describe how you will recruit your freelancers and the terms of the agreement, if any, under which you will employ them.

RESPONSE: We have augmented our discussion to describe how we will recruit our freelancers. Moreover, there are many websites for freelancers who provides different services connected with writing, calligraphy and copywriting. We are planning to use basic freelance services agreement with terms of payments, letters contents description, deadlines, terms of confidentiality, plagiarism and copywriting.

Government Regulation, page 21

5. We note your brief discussion of Government regulation. To the extent material, please discuss the effect of existing or probable U.K. regulations on your proposed business, including applicable regulations relating to data protection, consumer protection and freelance employment.

RESPONSE: We have added additional statements discuss the effect of existing or probable U.K. regulations on our proposed business, including applicable regulations relating to data protection, consumer protection and freelance employment.

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Limited Operating History; Need for Additional Capital, page 23

6. You state that during the period from June 12, 2020 to June 30, 2020, you executed service contracts. Please revise to indicate the number of service contracts and the amount of such service contracts, including when you plan to provide services and recognize revenue from such contracts.

RESPONSE: We have clarified our statements regarding the executed contracts. We negotiated our services with potential clients, however, didn’t signed any agreement for the period from June 12, 2020 to June 30, 2020.

Please direct any further comments or questions you may have to the company at incordexcorp@gmail.com

Thank you.

Sincerely,

/S/ Iurii Abramovici
Iurii Abramovici, President

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